

May 23, 2013

<u>Via E-mail</u>
Min Sok Randy Park
President
Hyundai ABS Funding Corporation
3161 Michelson Drive, Suite 1900
Irvine, California 92612

> **Re:** **Hyundai Auto Receivables Trust 2010-A**
> **Hyundai Auto Receivables Trust 2010-B**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File Nos. 333-144832-04, 333-144832-05**

Dear Mr. Park:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief